Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1              Name and Address of Company

NUVA Pharmaceuticals Inc. 615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2              Date of Material Change

January 31, 2014

Item 3              News Release

The news release was disseminated on February 4, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4              Summary of Material Change

At the Company’s Annual General and Special Meeting, the Shareholders elected the directors of the Company for the upcoming year, appointed the Company’s auditor and approved the Company’s stock option plan. The Company also announced the granting of stock options to an officer of the Company.

Item 5              Full Description of Material Change

5.1

Full Description of Material Change

The Company announced the results of its Annual General and Special Meeting. The shareholders approved the audited financial statements for the year ended June 30, 2013, approved to fix the number of directors at four and elected Eugene Beukman, Michael Bianco, Jamie Lewin and Sina Pirooz as directors of the Company for the upcoming year.

The shareholders also appointed Meyers Norris Penny LLP, Chartered accountants, as the Company’s auditor for the ensuing year and authorized to fix the remuneration to be paid to the auditor.

In accordance with the policies of the TSX Venture Exchange (the “Exchange”), the Company’s Stock Option Incentive Plan was approved by its shareholders at the Meeting, and is subject to the approval of the Exchange.

The Directors appointed the following officers of the Company: Arun Nayyar, Chief Executive Officer, Jamie Lewin as Chief Financial Officer and Eugene Beukman as Corporate Secretary.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer Business Telephone:

604.862.3439

Facsimile:

604.689-1289

Item 9

Date of Report

February 4, 2014